

June 22, 2012

Via E-mail
Michael J. Holmes
Chief Financial Officer
Odyssey Marine Exploration, Inc.
5215 West Laurel Street
Tampa, FL 33607

> **Re:** **Odyssey Marine Exploration, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed June 8, 2012**
> **File No. 333-181310**

Dear Mr. Holmes:

We have reviewed your responses to the comments in our letter dated June 1, 2012 and have the following additional comments.

General

1. We note your response to our prior comment 2 and your statement that you "understand[] that neither the Selling Stockholder nor any of its affiliates is an affiliate of any broker-dealer." Please provide us with an affirmative response that the Selling Stockholder is neither a broker-dealer nor an affiliate of a broker-dealer or advise. Please note that we may have further comments after receipt of your response.

Risk Factors, page 2

The issuance of shares at conversion prices, page 4

2. We note your response to our prior comment 3. Please expand your risk factor to disclose the circumstances, or calculation formulas, under which shares offered by this prospectus may be acquired by the selling stockholder upon conversion of convertible notes, or otherwise, at conversion or exercise prices that are lower than the market price of your common stock at the time of conversion or exercise, where applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Michael J. Holmes
Odyssey Marine Exploration, Inc.
June 22, 2012
Page 2

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551 -3210 with any questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: via E-mail
        David M. Doney, Esq.
        Akerman Senterfitt